UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MED-TECH SOLUTIONS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

58402E 10 1
(CUSIP Number)

Mark A. McLeary
Suite 2200 – 1177 West Hastings Street
Vancouver, BC V6E 2K3
(604) 688-7526
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58402E 10 1

1.	Names of Reporting Persons: Mark A. McLeary
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 5,000,000 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 5,000,000 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 49.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 58402E 10 1

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D relates is shares of common stock, par value $0.001 per share (the “Company Shares”), of Med-Tech Solutions, Inc., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at #2200 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

Mark A. McLeary

(b)	Residence or Business Address:

The business address of Mr. McLeary is #2200 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3.

(c)	Present Principal Occupation and Employment:

Mark A. McLeary is the Company’s President, Secretary, Treasurer, Chief Financial Officer and Chief Executive Officer and the sole member of its board of directors and has served in those capacities since the Company’s inception. At present, Mr. McLeary is a member of the Financial Planners Standards Council of Canada and founded McLeary Capital Management, Inc. (“McLeary Capital”) in 1995. McLeary Capital provides retirement, tax and estate planning advice to individuals and corporations in British Columbia. Since 1995, Mr. McLeary, as the principal of McLeary Capital, has been responsible for managing approximately $40 million of clients’ investments. The business address for McLeary Capital Management, Inc. is #2200 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3.

(d)	Criminal Convictions:

Mr. McLeary has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

Mr. McLeary has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. McLeary is a citizen of Canada.

CUSIP No. 58402E 10 1

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 28, 2004, Mr. McLeary acquired 5,000,000 shares of common stock at a price of $0.001 per share for total proceeds of $5,000. Mr. McLeary paid for these shares out of his personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The purchase of the shares by Mr. McLeary was an initial investment by the founding shareholder of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of October 17, 2005, Mr. McLeary beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	5,000,000	49.5%

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information i provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of October 17, 2005 there were 10,100,000 Company Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

Mr. McLeary has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Mr. McLeary has not effected any transactions in the Company’s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

CUSIP No. 58402E 10 1

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                        RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 18, 2005
Date

/s/ Mark A. McLeary
Signature

MARK A. MCLEARY
Name/Title